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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                      Network Holdings International, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  64121V 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                    Glenn M. Gallant, 3020 N.W. 33rd Avenue,
                  Ft. Lauderdale, Florida 33311 (954-453-3400)
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 13, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---

CUSIP No. 64121 V 10 1                 13D                Page  2  of  3  Pages
          ------------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Glenn M. Gallant  ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 12,931,677
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    12,931,677
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      12,931,677
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                        / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      34.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


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CUSIP No. 64121 V 10 1                 13D                Page  3  of  3  Pages
          ------------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Douglas R. Baetz  ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /XX/
     of a Group*                               (b)  /  /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 12,931,677
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    12,931,677
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      12,931,677
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                        / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      34.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                         NETWORK HOLDINGS INTERNATIONAL, INC.


                                     SCHEDULE 13D


                        GLENN M. GALLANT AND DOUGLAS R. BAETZ

                                    JULY 13, 1998


1.   SECURITY AND ISSUER

     Common Stock
     Network Holdings International, Inc.
     2701 West Oakland Park Boulevard
     Suite 305
     Ft. Lauderdale, Florida 33311

2.   IDENTITY AND BACKGROUND

     GLENN M. GALLANT

     a.   Glenn M. Gallant

     b.   3020 N.W. 33rd Avenue
          Ft. Lauderdale, Florida 33311

     c.   Business Executive and Investor
          3020 N.W. 33rd Avenue
          Ft. Lauderdale, Florida 33311

     d.   N/A
     e.   N/A
     f.   U.S.A.

     DOUGLAS R. BAETZ

     a.   Douglas R. Baetz

     b.   3020 N.W. 33rd Avenue
          Ft. Lauderdale, Florida 33311

     c.   Business Executive and Investor
          3020 N.W. 33rd Avenue
          Ft. Lauderdale, Florida 33311

     d.   N/A
     e.   N/A
     f.   U.S.A.

3. and 4. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; AND PURPOSE OF TRANSACTION

     Glenn M. Gallant and Douglas R. Baetz (the "Reporting Persons") acquired an aggregate of 25,863,354 shares of Common Stock, par value $0.001 per share (the "Common Stock") of Network Holdings International, Inc. (the "Company") pursuant to a Management Agreement dated April 24, 1998. Each of Messrs. Gallant and Baetz beneficially owns 12,931,677 shares of Common Stock. A copy of the Management Agreement is attached as Exhibit "A" hereto. The purpose of the Management Agreement was to induce Messrs. Baetz and Gallant to recapitalize and to restart operations of the Company. Pursuant to the terms of the Management Agreement, Messrs. Baetz and Gallant acquired 25,863,354 newly-issued shares of the Company's Common Stock, constituting
70.8 percent of the then issued and outstanding Common Stock of the Company. Under the terms of the Management Agreement, most of the existing directors and officers of the Company resigned, and the Principal Shareholders were named directors of the Company. The Company resumed business operations under its new management on April 28, 1997.

5.   INTEREST IN SECURITIES OF THE ISSUER

     GLENN M. GALLANT

     a.   12,931,677 shares (35.4%)


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     b.   SOLE VOTING AND DISPOSITIVE POWERS: 12,931,677 shares
     c.   N/A
     d.   N/A
     e.   N/A

     DOUGLAS R. BAETZ

     a.   12,931,677 shares (35.4%)
     b.   SOLE VOTING AND DISPOSITIVE POWERS: 12,931,677 shares
     c.   N/A
     d.   N/A
     e.   N/A

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Management Agreement

7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -
     -----------

             Management Agreement, dated April 24, 1998.

                                      SIGNATURES


     After reasonable inquiry and to the best of each of our knowledge, each of the undersigned certifies that the information set forth in this statement is true, complete and correct as of July 13, 1998.


                                                 /s/ Douglas R. Baetz
                                                 ------------------------------
                                                 Douglas R. Baetz


                                                 /s/ Glenn M. Gallant
                                                 ------------------------------
                                                 Glenn M. Gallant